SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PML, Inc.
                                (Name of Issuer)

                                    PML, Inc.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    651362105
                      (Cusip Number of Class of Securities)
                      ------------------------------------

                                A. Ronald Torland
                                    PML, Inc.
                              27120 SW 95th Avenue
                            Wilsonville, Oregon 97070
                         Telephone Number (503) 570-2500
                      ------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                      ------------------------------------

                                   Copies To:

                                 Dave Baca, Esq.
                            Davis Wright Tremaine LLP
                                   Suite 2300
                              1300 SW Fifth Avenue
                             Portland, Oregon 97201
                                 (503) 241-2300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]       A tender offer.

d. [ ]       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $174,246.00                                        $34.85

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold (i) less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split based on an amount per share equal to the product obtained by multiplying (A) $1.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $174,246.00 by 1/50 of 1%.

[] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                     Filing Party:
Form or Registration No.:                   Date Filed:

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by PML, Inc. ("PML" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

         (a) a one-for-150 reverse stock split of the Company's Common Stock and Class B Common Stock (the "Reverse Split");

         (b) a cash payment per share of $1.50 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split; and

         (c) following the Reverse Split a 150-for-one forward stock split of the Company's Common Stock and Class B Common Stock.

Items (a), (b) and (c) will be considered one proposal and referred to herein as the "Split Transaction." The Split Transaction is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Special Meeting scheduled to be held on ____ ___, 2003 (the "Special Meeting"). The Split Transaction requires an amendment to the Company's Certificate of Incorporation, as amended. The other purpose of the Special Meeting is to transact such other business as may properly come before the Special Meeting.

         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on April 25, 2003 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

         Reg. M-A 1001
         -------------

         The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Reg. M-A 1002
         -------------

          (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMPANY'S COMMON STOCK - Common Stock Market Price Information" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption " MARKET FOR THE COMPANY'S COMMON STOCK - Dividend Information" is hereby incorporated herein by reference.

         (e)      Not applicable.

         (f)      Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)
         ----------------------------

         (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" are hereby incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "THE PARTIES" are hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)
         ------------------------------------

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "INTRODUCTION," "VOTE REQUIRED," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction," and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

         (c)      Not applicable.

         (d) The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

         (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005(a) through (c) and (e)
         ------------------------------------

         (a) The information set forth in Item 12 of the Company's most recent annual report on Form 10-KSB for the fiscal year ended May 31, 2002, is hereby incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

         (e)      Not applicable.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)
         -------------------------------

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," " BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company" and " - Conduct of the Company's Business After the Split Transaction" are hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013
         -------------
         (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -Reasons for the Split Transaction" is hereby incorporated herein by reference.

         (b),(c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors," "Structure of the Split Transaction," and "Effect of the Split Transaction on the Company" are hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of the Split Transaction on the Company," and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014
         -------------

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" are hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "VOTE REQUIRED" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" is hereby incorporated herein by reference.

         (f)      Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015
         -------------

         (a),(b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "AVAILABLE INFORMATION" and "ANNEX B" are hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007
         -------------

         (a) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Source of Funds and Financial Effect of the Split Transaction" is hereby incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Source of Funds and Financial Effect of the Split Transaction" are hereby incorporated herein by reference.

         (d)      Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008
         -------------

         (a) The information set forth in the Proxy Statement under the captions "VOTE REQUIRED," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)
         -----    -------------------

         (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Reasons for the Split Transaction," "Factors Considered by the Board of Directors," "VOTE REQUIRED," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors

                  Considered by the Board of Directors," and "PROPOSAL 1 - Recommendation of the Board of Directors" are hereby incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)
         ------------------------

         (a) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

         (b)      Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009
         -------------

         (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Factors Considered by the Board of Directors" and "Opinion of Financial Advisor" are hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION -Source of Funds and Financial Effect of the Split Transaction," and "INTRODUCTION" are hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)
         ----------------

         (b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)
         -----------------------------------------

         (a) Proxy Statement, together with the proxy card.*

         (b) Not applicable.

         (c) Overview of business valuation.**

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.


----------
* Filed herewith.
** Incorporated by reference to Annex B of Exhibit (a) to be filed with the Definitive Proxy Statement.


                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    PML, INC.



                                 By:      /s/ Kenneth L. Minton
                                    -----------------------------------------
                                 Name:    Kenneth L. Minton
                                 Title:   President and Chief Executive Officer
                                 Dated:   April 25, 2003

                                  EXHIBIT INDEX




EXHIBIT         DESCRIPTION
-------         -----------
(a)             Proxy Statement, together with the proxy card.*

(b)             Not applicable.

(c)             Overview of business valuation.**

(d)             Not applicable.

(e)             Not applicable.

(f)             Not applicable.

(g)             Not applicable.
----------
* Filed herewith.
** Incorporated by reference to Annex B of Exhibit (a) to be filed with the Definitive Proxy Statement.

                                                                       EXHIBIT A
                                                                       ---------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [X]  Filed by a Party other than the Registrant [  ]

Check the appropriate Box:

[X]      Preliminary Proxy Statement

[  ]     Confidential for Use of the Commission Only (as permitted by Rule
         14a-6(e)(2))

[  ]     Definitive Proxy Statement

[  ]     Definitive Additional Materials

[  ]     Soliciting Material Pursuant to Section 240.14a-12

                                    PML, INC.
                                    --------
                (Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

         1) Title of each class of securities to which transaction
         applies:
         ----------------------------------------------------------------------
         2) Aggregate number of securities to which transaction applies:
         ----------------------------------------------------------------------
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing is calculated and state how it was determined.):
         ----------------------------------------------------------------------
         4) Proposed maximum aggregate value of transaction:
         ----------------------------------------------------------------------
         5) Total Fee Paid:
          ----------------------------------------------------------------------
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         1) Amount Previously Paid:
         ----------------------------------------------------------------------
         2) Form, Schedule or Registration Statement No.:

         ----------------------------------------------------------------------
         3) Filing Party:
         ----------------------------------------------------------------------
         4) Dated Filed:
         ----------------------------------------------------------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
                                    PML, INC.
                              27120 SW 95TH AVENUE
                            WILSONVILLE, OREGON 97070
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON _____________, 2003
--------------------------------------------------------------------------------
         NOTICE IS HEREBY GIVEN that a special meeting of stockholders of PML, Inc. will be held at the company offices, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070, on __________ __, 2003 at ____ a.m., local time (the "Special Meeting") to consider and vote upon the following proposals:

(1) to amend PML's Certificate of Incorporation, as amended, to effect a reverse stock split and cash payment of fractional shares followed immediately by a forward stock split; and

(2) to transact any other business that properly comes before the Special Meeting or any adjournment or postponement of the Special Meeting.

Enclosed are the following items relating to the Special Meeting:

                  (1) proxy statement;

                  (2) proxy card; and

                  (3) a pre-addressed return envelope for the proxy card.

         Please read carefully the enclosed proxy statement. The proxy statement describes proposal 1 and the transactions to be entered into in connection with that proposal. If approved, this proposal will enable the Company to terminate its obligations to file annual and periodic reports and make other filings with the Securities and Exchange Commission. The board of directors unanimously recommends that you vote "FOR" approval of the proposal and the related transactions.

         The record date for determination of the stockholders entitled to notice of and to vote at the Special Meeting or any adjournment of the Special Meeting is May 13, 2003. Any action may be taken on the foregoing proposal at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned.

         Please complete and sign the enclosed proxy card, which is solicited by the board of directors, and mail it promptly in the enclosed envelope. The proxy may be revoked at any time before the vote at the Special Meeting by following the procedures set forth in the enclosed proxy statement.

                                         By order of the Board of Directors



                                         A. Ron Torland
                                         Chairman
Wilsonville, Oregon
May __, 2003

                                    PML, INC.
                              27120 SW 95TH AVENUE
                            WILSONVILLE, OREGON 97070
                         -------------------------------
                                 PROXY STATEMENT
                              ---------------------
                         SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON ______________, 2003

                                  INTRODUCTION

         This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of PML, Inc., a Delaware corporation ("PML" or the "Company") to be used at a special meeting of stockholders to be held at the Company's offices, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070, on ___________, _________, 2003 at _____ a.m., local time (the "Special
Meeting"), and at any adjournment or postponement of the Special Meeting. At the Special Meeting, stockholders will be asked to consider and vote upon a proposal to amend the Company's Certificate of Incorporation, as amended, to effect a reverse split of the Company's common stock and Class B common stock at a ratio of 1 to 150, followed immediately by a forward 150 to 1 split of the common Stock and Class B common, and to provide for payment in cash to those stockholders holding, prior to the reverse stock split, fewer than 150 shares of common stock or Class B common stock as discussed below. Because there are no stockholders holding less than 150 shares of Class B common stock, except where specifically discussed separately, we will discuss only our publicly-traded common stock and will refer in this document to our common stock and Class B common stock collectively as "Common Stock."

If the reverse and forward stock splits (the "Split Transaction") are approved as described below, holders of less than 150 shares of Common Stock prior to the reverse split no longer will be stockholders of the Company. Such stockholders will be entitled only to receive payment of $1.50 per share of Common Stock held prior to the reverse split ("Pre-Split Shares"). Stockholders holding 150 or more Pre-Split Shares will remain stockholders in the Company. We intend to terminate the registration of our shares under the Securities Act of 1933, as amended, and our registration and further reporting under the Securities Exchange Act of 1934, as amended, (the "1934 Act"), immediately following the Split Transaction.

Only stockholders of record as of the close of business on May 13, 2003, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting. The accompanying notice of Special Meeting and this proxy statement, together with the enclosed proxy card, are dated as of _____________, 2003 and are being mailed to stockholders of record on or about ___________, 2003.

The last sale price of a share of our common stock as reported on the Nasdaq Over the Counter bulletin board ("OTC") on ____________, 2003, the latest practicable date prior to the mailing of this proxy statement, was $_____ per share. Our Class B common stock is not publicly traded.

The purpose behind the Split Transaction is to (i) eliminate the costs associated with filing documents under the 1934 Act, with the U.S. Securities and Exchange Commission ("SEC"), (ii) reduce the costs of administering stockholder accounts and responding to stockholder requests,
(iii) provide liquidity to stockholders holding less than 150 Pre-Split Shares of Common Stock, and (iv) provide greater flexibility in the management of the Company.

The board of directors has considered the Split Transaction and the related transactions. In connection with its evaluation, the board retained Grace Advisors, Inc. to render an opinion as to the fairness, from a financial point of view, to PML's stockholders of the consideration to be received by them in connection with the transaction. Grace Advisors, Inc. rendered its oral opinion to board members at a meeting held on March 22, 2003. The essence of that opinion is that as of that date and based upon the assumptions made, matters considered and limitations on the review described in the opinion, the consideration to be received by the stockholders of PML in connection with the transaction was fair from a financial point of view. Grace Advisors, Inc. delivered a written opinion as of the date of this proxy statement that confirms its earlier opinion. You should carefully read the written opinion of Grace Advisors, Inc. that is attached as Annex B to this proxy statement. The board of directors unanimously approved the proposal and the related transactions.

Approval of the Split Transaction and the related transactions will only take place if approved by the holders of a majority of the outstanding shares of common stock, Class B common stock and Class A convertible preferred stock, each voting as a separate class of stock of the Company. We encourage you to read this proxy statement carefully as it sets forth details of the proposal and other important information related to it.

We will bear the cost of this proxy solicitation. We do not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy material to principals and obtaining their proxies. In addition to solicitation of proxies by mail, we may also use officers and regular employees to solicit proxies from stockholders, either in person or by telephone, fax, or letter, without extra compensation.


--------------------------------------------------------------------------------
 IMPORTANT: PLEASE RETURN YOUR PROXY PROMPTLY. AN ADDRESSED ENVELOPE IS ENCLOSED
  FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.
--------------------------------------------------------------------------------
PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES OR OPTION AGREEMENTS AT THIS TIME. WE WILL SEND DETAILED INSTRUCTIONS TO STOCKHOLDERS FOR SURRENDERING THEIR STOCK CERTIFICATES AND OPTIONS AS SOON AS PRACTICABLE AFTER THE AMENDMENT BECOMES EFFECTIVE

                               SUMMARY TERM SHEET

This summary highlights the material information about the Split Transaction and the related transactions. You should read this entire proxy statement and its annexes before executing your proxy.

The following summary briefly describes the material terms of the Split Transaction. The proxy statement contains a more detailed description of such terms. We encourage you to read this entire proxy statement and the documents we have incorporated by reference before voting.

If the Split Transaction is completed, stockholders holding only fractional shares after giving effect to the reverse 150:1 stock split of our Common Stock will receive a payment of $1.50 per share for each Pre-Split Share. If the reverse stock split is completed, stockholders with less than 150 Pre-Split Shares will have no further interest in the Company and will become entitled only to payment for their Pre-Split Shares. We expect to pay approximately $174,246 in the aggregate, and no stockholder with a single account is expected to receive more than $223.50 as a result of the payout for their Pre-Split Shares. After the reverse stock split is completed and we identify those stockholders entitled to payment for their Pre-Split Shares, we will effect a forward stock split such that each share of Common Stock will be converted into 150 shares of Common Stock post-split. Thus, stockholders who hold 150 or more Pre-Split Shares will have the same number of shares of Common Stock following the forward stock split. The only effect of the Split Transaction will be to reduce the number of stockholders of record to less than 300, thereby allowing us to terminate our reporting obligations under the 1934 Act. See "Background, Purpose, Structure and Effect of the Split Transaction - Effect on Stockholders" beginning on page __ and "- Effect of the Split Transaction on the Company" beginning on page __.

The board of directors has determined that the Split Transaction is advisable and in the best interests of the Company and its stockholders and recommends that you vote "FOR" the Split Transaction. See "Recommendation of the Board of Directors" beginning on page __.

The board retained Grace Advisors, Inc. to render its opinion with respect to the fairness, from a financial point of view, to PML's stockholders holding fewer than the 150 Pre-Split Shares. Grace Advisors, Inc. concluded that the consideration to be offered to the shareholders holding fewer than the Minimum Number was fair from a financial point of view. See "Opinion of Financial Advisor" beginning on page _.

In order to be approved, 991,221 shares of common stock, 105,776 shares of Class B common stock, and 2,476 shares of Class A convertible preferred stock ("Preferred Stock"), each voting as a separate class must be voted in favor of the Split Transaction. Our Chairman and the other executive officers and directors of the Company have indicated that they intend to vote in favor of the Split Transaction. See "Vote Required" beginning on page __.

Under Delaware law, our stockholders are not entitled to dissenter's or appraisal rights with respect to the Split Transaction. See "Appraisal Rights" beginning on page __.

Under state escheat laws, any payment for fractional interests not claimed by the stockholder entitled to such payment may be claimed by various states. See "Escheat Laws" beginning on page __.

The receipt of cash in the Split Transaction by shareholders holding Pre-Split Shares will be a taxable transaction in the same way as if they sold their shares in the market for the same price as the price per share paid for their Pre-Split Shares. See "Material Federal Income Tax Consequences" beginning on page __.

There are risks associated with the Split Transaction. See "Risk Factors" beginning on page __.

If you have more questions about the Split Transaction or would like additional copies of this Proxy Statement, please contact A. Ronald Torland at PML, Inc., 27120 SW 95th Avenue, Wilsonville, Oregon 97070, Telephone: (503) 570-2500, extension 404.

                                 PROPOSAL NO. 1

         AMENDMENT OF PML'S CERTIFICATE OF INCORPORATION, AS AMENDED, TO
       EFFECT A REVERSE STOCK SPLIT FOLLOWED BY A FORWARD STOCK SPLIT OF
                               PML'S COMMON STOCK

         The board of directors has authorized, and recommends for your approval a split transaction is comprised of three different transactions:

         o a reverse stock split (the "Reverse Split") pursuant to which each block of 150 shares of Common Stock registered in the name of a stockholder at the effective time of the Reverse Split will be converted into one share of Common Stock;

         o payment of $1.50 per share for each Pre-Split Share paid only to stockholders holding fewer than 150 shares of Common Stock;

         o a forward stock split (the "Forward Split") pursuant to which each share of Common Stock outstanding following consummation of the Reverse Split and fractional share payment will be converted into 150 shares of Common Stock.

If a registered stockholder holds 150 or more Pre-Split Shares in his or her name or account at the effective time of the Reverse Split, any fractional share in such account resulting from the Reverse Split will not be cashed out and the total number of shares held by such holder will not change as a result of the Split Transaction.

If approved by stockholders, the Split Transaction will become effective on such date as may be determined by the board upon the filing of the necessary amendments to the Company's Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware (the "Effective Date"). The form of proposed amendment to the Company's Certificate of Incorporation, as amended, necessary to effect the Split Transaction is attached to this Proxy Statement as Annex A.

Any holder of record of less than 150 Pre-Split Shares who desires to retain an equity interest in the Company after the Effective Date may do so by purchasing, prior to the Effective Date, a sufficient number of shares of Common Stock such that the stockholder holds 150 or more Pre-Split Shares. Due to the limited trading market for the Company stock, however, a stockholder desiring to retain an equity interest in the Company may not be able to purchase enough shares to retain an equity interest in the Company. Any beneficial owner of less than 150 Pre-Split Shares who is not a holder of record, for example, a stockholder who holds their shares in a brokerage account, and who desires to have his or her Pre-Split Shares exchanged for cash pursuant to the transaction should instruct his or her broker to transfer his or her shares into his or her name in a timely manner such that such beneficial owner will be deemed a holder of record immediately prior to the Reverse Split.

                                  RISK FACTORS

You should consider the following risks prior to casting your vote.

Risks Associated With Remaining A Stockholder
---------------------------------------------

THE LACK OF LIQUIDITY FOR SHARES OF OUR COMMON STOCK FOLLOWING THE EFFECTIVE DATE MAY ADVERSELY AFFECT THE VALUE OF YOUR SHARES.

Following the Split Transaction, we will have less than 300 stockholders. As a result, we are entitled and we intend, to de-register our shares of Common Stock under the 1934 Act. Once we de-register our shares of Common Stock, our shares will no longer be traded on the OTC and we will not file any more reports with the SEC. As a result, there will be no effective trading market for our shares and stockholders desiring to sell their shares may have a difficult time finding a buyer for these shares. This lack of liquidity may adversely affect your ability to sell your shares and the price a buyer is willing to pay for the shares.

WE DO NOT INTEND TO PAY DIVIDENDS OR MAKE OTHER DISTRIBUTIONS TO OUR STOCKHOLDERS IN THE FORESEEABLE FUTURE.

We have never paid dividends and we do not intend to do so in the foreseeable future. Accordingly, stockholders will not receive any distribution with respect to their shares.

WE DO NOT HAVE ANY PLANS TO SELL THE COMPANY OR OTHERWISE ENTER INTO A TRANSACTION THAT WOULD PROVIDE LIQUIDITY FOR YOUR SHARES, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR SHARES

We do not have any present intention or plans to sell the Company or enter into any other transaction that would provide stockholders with a liquidity event for their shares, which may adversely affect the value of your shares.

STOCKHOLDERS WILL CONTINUE TO BE SUBJECT TO THE OPERATIONAL AND OTHER RISKS FACING THE COMPANY, WHICH RISKS, IF REALIZED, COULD RESULT IN A SUBSTANTIAL REDUCTION IN THE VALUE OF THEIR SHARES OF COMMON STOCK

Following the Split Transaction, we will continue to face the same risks we have faced in the past and that have been described in our annual report. There is no guarantee that we will be able to adequately address these risks and the value of your shares may never reach $1.50 or more per share.

Risks Associated with Not Being A Stockholder
---------------------------------------------

STOCKHOLDERS WHO ARE CASHED OUT WILL FORFEIT THE OPPORTUNITY TO PARTICIPATE IN ANY FUTURE GROWTH IN THE VALUE OF THEIR SHARES

Stockholders who are cashed out in the Split Transaction will no longer be stockholders in the Company (unless they subsequently acquire shares from other stockholders following the Effective Date) and will no longer participate in any growth in the value of their shares that may occur in the future. It is possible that the value of our shares could exceed $1.50 in the future.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

The board of directors has unanimously determined that the Split Transaction and the related transactions are both substantively and procedurally fair to, and in the best interest of, the Company and our stockholders and unanimously recommends a vote "FOR" the proposal to approve the Split Transaction and the related transactions described in this proxy statement.

       BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION

BACKGROUND

We have approximately 1,064 stockholders of record. Many of our stockholders hold a small number of shares.

As of February 28, 2003, approximately 916 stockholders of record of our publicly-traded shares of Common Stock owned fewer than 150 shares. At that time, these stockholders represented approximately 86% of the total number of stockholders of record of such Common Stock , but these accounts represented approximately only 5.7% of the total number of outstanding shares of our publicly-traded Common Stock. At that time, these stockholders represented approximately 12% of the total number of street name stockholders, but these accounts represented approximately only 0.17% of the total number of outstanding publicly-traded shares of Common Stock. No stockholder of record holds less than 150 shares of Class B common stock.

REASONS FOR THE SPLIT TRANSACTION

We expect to benefit from substantial cost savings as a result of the Split Transaction. The cost of administering each registered stockholder's account is the same regardless of the number of shares held in that account. Therefore, our costs to maintain such small accounts are disproportionately high when compared to the total number of shares involved. In 2003, assuming that the Split Transaction does not occur, we expect that each registered stockholder will cost us approximately $15.00 for transfer agent and other administrative fees as well as printing and postage costs to mail proxy materials and the annual and periodic reports required to be distributed to stockholders under the 1934 Act. In addition, in 2003, assuming that the Split Transaction does not occur, we expect that each stockholder holding shares in street name through a nominee (i.e., a bank or broker) will cost us approximately $20.00. These fees are in connection with the legal and accounting fees required to prepare the reports and for administrative fees as well as printing and postage costs to mail proxy materials and the annual report. We expect that these costs to increase over time.

Moreover, the Split Transaction will provide stockholders with fewer than 150 Pre-Split Shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs such as brokerage or service fees in connection with the Split Transaction. Otherwise, stockholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of their shares if they wanted to sell their stock. The Split Transaction will eliminate these problems for most stockholders with small holdings.

We expect that we will reduce the total cost of administering registered stockholder accounts by at least $14,000 per year if we complete the Split Transaction. Furthermore, we expect that we will reduce the total cost of administering street name stockholder accounts by at least $4,000 per year if we complete the Split Transaction, for a total administrative cost savings of $18,000 per year. In addition, other costs associated with public filings, including legal and accounting fees associated with filing directly attributable to the public filings, will save the Company approximately $42,000 per year if the Split Transaction is completed. In light of these disproportionate costs, the board believes that it is in the best interests of the Company and our stockholders as a whole to eliminate the administrative burden and costs associated with such small accounts.

FACTORS CONSIDERED BY THE BOARD OF DIRECTORS

In the course of reaching its decision to recommend to the stockholders the approval of the Split Transaction and the related transactions, the following material positive factors were considered by the board of directors:

         o the value being paid to the holders of less than 150 Pre-Split Shares, in relation to the market value, book value and earnings per share of the Common Stock during a period prior to announcement of the Split Amendment is higher;

         o the opinion of the financial advisor that the consideration to be received by the stockholders holding less than 150 Pre-Split Shares is fair to those stockholders from a financial point of view;

         o anticipated reductions in operating expenses associated with administering a large number of stockholder accounts and in time spent responding to stockholder requests;

         o anticipated reductions in the expenses of compliance with the reporting requirements of U.S. securities laws; and

         o the ability of stockholders wishing to remain stockholders to purchase sufficient shares in advance of the meeting to cause them to own more than 150 Pre-Split Shares.

The board also considered the following potential adverse factors of the Split Transaction and related transactions:

         o following the closing, the stockholders of less than 150 Pre-Split Shares prior to the Reverse Split will cease to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these stockholders may purchase shares of our Common Stock prior to the Effective Date;

         o the payment for fractional shares, which is not expected to exceed $223.50 for any single stockholder, is a taxable transaction for stockholders; and

         o the market for Company stock will become less liquid since there no longer will be any established market to trade our Common Stock.

The Board of Directors considered several alternative transactions to accomplish the reduction in the number of stockholders to fewer than 300 holders of record but, ultimately determined the Split Transaction was the preferred method. Management conducted an analysis of the alternatives available to the Company. In making this analysis, management considered the following alternative strategies:

         (a) A cash tender offer - The board believed it would not result in shares being tendered by a sufficient number of record stockholders so as to accomplish the going private objective and reducing recurring costs. It was thought unlikely that many holders of small numbers of shares would make the effort to tender their shares of common stock and the cost of completing the tender offer could be significant in relation to the value of the shares of common stock sought to be purchased; and

         (b) A purchase of shares in the open market - There is no active trading market for the Common Stock; therefore, it would be highly unlikely that shares of common stock could be acquired by the Company from a sufficient number of holders to accomplish the board's objectives.

The Company retained an outside party, Grace Advisors Inc., to obtain a report and opinion relating to the fairness of the consideration to be paid to stockholders holding fewer than 150 Pre-Split Shares of record in any one account and the fairness of the Split Transaction to the Company and its remaining stockholders. The Split Transaction is expected to result in the cash-out of approximately 116,164 shares of Common Stock at the Purchase Price ($1.50 per share), for a total Purchase Price of approximately $174,246. No stockholder is expected to receive more than $223.50 in payment for their Pre-Split Shares of Common Stock. No independent committee of the board of directors has reviewed the fairness of the Split Transaction. No unaffiliated representative acting solely on behalf of the stockholders for the purpose of negotiating the terms of the Split Transaction was retained by the Company or by a majority of directors who are not employees of the Company.

The board of directors believes that the Split Transaction is substantively fair to all stockholders. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The board believes that the Split Transaction is procedurally fair because the Reverse Split is being effected in accordance with all requirements under Delaware law and hence will require the affirmative vote of the holders of a majority of each class of the Company's outstanding capital stock. In addition, between the date hereof and the Effective Date all stockholders of the Company will have an opportunity to adjust the number of Pre-Split Shares owned by them so that holders who would otherwise be cashed out can continue to be stockholders, and continuing holders can so divide or otherwise adjust their existing holdings as to become cashed-out stockholders as to some or all of their Pre-Split Shares. None of the directors is expected to adjust his holdings so as to become a cashed-out stockholder. We believe that, in making their decision to determine the Purchase Price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to the Company and our stockholders.

No provision has been made to grant unaffiliated stockholders of the Company access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company or any other such party. Each member of the board and each officer of the Company who owns shares of Common Stock has advised the Company that he intends to vote his shares in favor of the Split Transaction.

The Board retains the right to reject (and not implement) the Split Transaction (even after approval thereof) if it determines subsequently that the Split Transaction is not then in the best interests of the Company and its stockholders. If the Split Transaction is not approved, or, if approved, is not implemented, the proposed deregistration of the Company's Common Stock will not be implemented.

SOURCE OF FUNDS AND FINANCIAL EFFECT OF THE SPLIT TRANSACTION

The Split Transaction and the use of approximately $60,000 cash to complete the Split Transaction, which includes professional fees and other expenses related to the transaction and payments to be made in lieu of issuing fractional shares, are not expected to have any material adverse effect on the Company's capitalization, liquidity, results of operations or cash flow. Because the actual number of Pre-Split Shares which will be purchased by the Company is unknown at this time, the total cash to be paid to holders by the Company is unknown, but is estimated to be not more than $174,246.

The Company expects to be able to finance the Split Transaction through its working capital.

STRUCTURE OF THE SPLIT TRANSACTION

The Split Transaction includes the Reverse Split, cash payment for Pre-Split Shares and the Forward Split of the Common Stock. If the Split Transaction is approved by stockholders, the Reverse Split is expected to occur at 6:00 p.m. on the Effective Date and the Forward Split is expected to occur at 6:01 p.m. on the Effective Date. Upon consummation of the Reverse Split, each stockholder of record on the Effective Date will receive one share of Common Stock for each 150 Pre-Split Shares held in his or her account at that time. If a stockholder of record holds 150 or more Pre-Split Shares in his or her account, any fractional share in such account will not be cashed out after the Reverse Split and the total number of shares held by such holder will not change as a result of the Split Transaction. Any stockholder of record who holds fewer than 150 Pre-Split Shares in his or her account at the time of the Reverse Split (also referred to as a "Cashed-Out Stockholder") will receive a cash payment instead of fractional shares. Immediately following the Reverse Split, all stockholders who are not Cashed-Out Stockholders will receive 150 of shares of Common Stock for every one share of Common Stock they held following the Reverse Split. We intend for the Split Transaction to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names, and nominees will be instructed to effect the Split Transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Stockholders." However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

  In general, the Split Transaction can be illustrated by the following examples:

HYPOTHETICAL SCENARIO                                        RESULT

Mr. Brown is a registered stockholder      Instead of receiving a fractional
who holds 125 shares of Common Stock       share of Common Stock immediately
in his account prior to the Split          after the Reverse Split, Mr. Brown's
Transaction.                               shares will be converted into the
                                           right to receive cash. Mr. Brown
                                           would receive $187.50 (1.50 x 125
                                           shares).

                                           Note: If Mr. Brown wants to continue
                                           his investment in the Company, prior
                                           to the Effective Date, he can buy at
                                           least 25 more shares. Mr. Brown would
                                           have to act far enough in advance of
                                           the Split Transaction so that the
                                           purchase is completed and the
                                           additional shares are credited in his
                                           account by the close of business
                                           (eastern time) on the Effective Date.

Ms. Green has two separate record          Ms. Green will receive cash payments
accounts. As of the Effective Date,        equal to the cash-out price of her
she holds 100 shares of Common Stock       Common Stock in each record account
in one account and 125 shares of           instead of receiving fractional
Common Stock in the other All of her       shares. Ms. Green would receive two
shares are registered in her name          checks totaling $337.50 (100 x 1.50 =
only.                                      $150.00; 125 x 1.50 = $187.50)

                                           Note: If Ms. Green wants to continue
                                           her investment in the Company, she
                                           can consolidate or transfer her two
                                           record accounts prior to the
                                           Effective Date into an account with
                                           at least 150 Pre-Split Shares of
                                           Common Stock. Alternatively, she can
                                           buy at least 50 more shares for the
                                           first account and 25 more shares for
                                           the second account, and hold them in
                                           her account. She would have to act
                                           far enough in advance of the Split
                                           Transaction so that the consolidation
                                           or the purchase is completed by the
                                           close of business (eastern time) on
                                           the Effective Date.

Mr. Blue holds 200 shares of Common        After the Split Transaction, Mr. Blue
Stock as of the Effective Date.            will continue to hold 200 shares of
                                           Common Stock.

Ms. Orange Holds 27 shares of Common       The Company intends for the Split
Stock in her name in a brokerage           Transaction to treat stockholders
account as of the Effective Date.          holding shares of Common Stock in
                                           street name through a
                                           nominee (such as a bank or broker) in
                                           the same manner as stockholders whose
                                           shares are registered in their names.
                                           Nominees will be instructed to effect
                                           the Split Transaction for their
                                           beneficial holders. If this occurs,
                                           Ms. Orange will receive, through her
                                           broker, a check for $40.50 (27 shares
                                           x 1.50). However, nominees may have a
                                           different procedure and stockholders
                                           holding shares of Common Stock in
                                           street name should contact their
                                           nominees.
EFFECT ON STOCKHOLDERS

If approved by stockholders at the Annual Meeting and implemented by the Board, the Split Transaction will affect PML stockholders as follows:

Stockholder Before Completion of the       Net Effect After Completion
Split Transaction

Registered stockholders holding 150        Shares will no longer be eligible for
or more shares of Common Stock             trading on the OTC Bulletin Board

Registered stockholders holding fewer      Shares will be converted into $1.50
than 150 of shares of Common Stock         per share of Common Stock outstanding
                                           immediately prior to the Reverse
                                           Split for those stockholders holding
                                           less than 150 Pre-Split Shares of
Stockholders holding Common Stock in       Common Stock.
street name through a nominee (such
as a bank or broker)                       We intend for the Split Transaction
                                           to treat stockholders holding Common
                                           Stock in street name through a
                                           nominee (such as a bank or broker) in
                                           the same manner as stockholders whose
                                           shares are registered in their names.
                                           Nominees will be instructed to effect
                                           the Split Transaction for their
                                           beneficial holders. However, nominees
                                           may have different procedures and
                                           stockholders holding shares in street
                                           name should contact their nominees.

EFFECT OF THE SPLIT TRANSACTION ON THE COMPANY

Our Certificate of Incorporation, as amended, currently authorizes the issuance of 2,500,000 shares of common stock, 250,000 shares of Class B common stock, 100 shares of Class D Common and 25,000 shares of Preferred Stock, for an aggregate of 2,775,100 shares. As of the Record Date, 1,982,441 of Common Stock were outstanding, 211,551 shares of Class B common stock were outstanding, there were no shares of Class D Common outstanding and 4,950 shares of Preferred Stock were outstanding. Based upon the Company's best estimates, if the Split Transaction had been consummated as of the Record Date, the number of outstanding shares of common stock would have been reduced by the Split Transaction from 1,982,441 to approximately 1,866,277. This would have reduced the number of holders of record of Common Stock from approximately 1,064 to approximately 128 or by approximately 936 stockholders. There would be no change in the number of holders of Class B common stock or Preferred Stock as a result of the Split Transaction.

Our common stock is currently registered under Section 12(g) of the 1934 Act and, as a result, we are subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Split Transaction, we will have less than 300 holders of record of our publicly-traded Common Stock and the requirement that the Company maintain its registration under the 1934 Act will terminate and it will become a "private" company. As a result of the Company's deregistration, our shares of Common Stock will no longer trade on the Over-The-Counter Electronic Bulletin Board (the "OTC"). In connection with the proposed Split Transaction, we have filed a Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") with the SEC.

Based on the aggregate number of shares owned by holders of record of less than 150 Pre-Split Shares as of the Record Date, the Company estimates that payments of cash in lieu of the issuance of fractional shares to persons who held less than 150 Pre-Split Shares of Common Stock immediately prior to the Split Transaction will total approximately $174,246 in the aggregate (116,164 shares multiplied by a Purchase Price of $1.50 per share). No stockholder with a single account is expected to receive more than $223.50.

The par value of the Common Stock will remain at $0.01 per share and the number of authorized shares will remain the same following consummation of the Reverse Split. The total number of outstanding shares of Common Stock following the Split Transaction will be reduced by 116,164. After the consummation of the Split Transaction, the outstanding shares will represent about 75% of the total authorized shares of Common Stock.

CASH PAYMENT IN LIEU OF SHARES

We will not issue any fractional shares in connection with the Split Transaction. Instead, if a stockholder holds less than 150 Pre-Split Shares, we will pay $1.50 for each such Pre-Split Share. We refer to this amount as the "Purchase Price." The Effective Date will not be later than thirty (30) days following the date of the Special Meeting.

All amounts payable to stockholders will be subject to applicable state laws relating to abandoned property. See "Escheat Laws" below. No service charges or brokerage commissions will be payable by stockholders in connection with the Split Transaction. We will not pay interest on cash sums due any such stockholder pursuant to the Split Transaction.

Assuming the Split Transaction occurs, as soon as practical after the Effective Date we will mail a letter of transmittal to each holder of record of less than 150 Pre-Split Shares immediately. The letter of transmittal will contain instructions for the surrender of the certificate or certificates to the Company's exchange agent in exchange for the Purchase Price. No cash payment will be made to any stockholder until the stockholder has surrendered the outstanding certificate(s), together with the letter of transmittal, to the Company's exchange agent. No appraisal rights are available under the Delaware General Corporation Law, the Company's By-laws or Certificate of Incorporation, as amended, to any stockholders who dissent from the proposed Split Transaction. See "Appraisal Rights" below.

CONDUCT OF THE COMPANY'S BUSINESS AFTER THE SPLIT TRANSACTION

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this document, the Split Transaction is not anticipated to have any effect upon the conduct of our business. If the Split Transaction is consummated, all persons owning fewer than 150 Pre-Split Shares of Common Stock will no longer have any equity interest in and will not be stockholders of the Company and, therefore, will not participate in our future potential or earnings and growth. Instead, each such owner of Common Stock will have the right to receive, upon surrender of stock certificate, the Purchase Price per share in cash, without interest.

In addition, individuals who are members of the board of directors and of management of the Company now owning approximately 32% of the Common Stock will own approximately 34% of the Common Stock after the Split Transaction.
 See "Security Ownership of Certain Beneficial Owners and Management."

Other than as described in this proxy statement, neither the Company nor our management has any current plans or proposals to effect any extraordinary corporate transaction such as a merger, reorganization or liquidation; to sell or transfer any material amount of our assets; to change our board of directors or management; to change materially our indebtedness or capitalization; or otherwise to effect any material change in our corporate structure of business.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material anticipated federal income tax consequences of the Split Transaction to stockholders of the Company. It should be noted that this summary is based upon the federal income tax laws currently in effect and as currently interpreted. This summary does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effect. The summary is provided for general information only, and does not purport to address all aspects of the range of possible federal income tax consequences of the reverse stock split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this summary does not account for or consider the federal income tax consequences to stockholders of the Company in light of their individual investment circumstances or to holders subject to special treatment under the Federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This summary does not discuss any consequence of the Split Transaction under any state, local or foreign tax laws.

No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the federal income tax consequences to the stockholders of the Company in connection with the Split Transaction. Accordingly, each stockholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Split Transaction to such stockholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

The board of directors believes that the Split Transaction will be a tax-free recapitalization to the Company and its stockholders. If the Reverse Split qualifies as a recapitalization described in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), (i) no gain or loss will be recognized by a stockholder of Common Stock who holds more than 150 Pre-Split Shares, (ii) any stockholder who holds fewer than 150 Pre-Split Shares exchanges (or is deemed to exchange) shares of Common Stock for shares of new Common Stock, except that a holder of fewer than 150 Pre-Split Shares who receives cash proceeds, which is not expected to exceed $223.50 for any single stockholder, from the sale of fractional shares of Common Stock will recognize a gain or loss equal to the difference, if any, between such proceeds and the basis of its Common Stock allocated to its fractional share interests, and such gain or loss, if any, will generally constitute capital gain or loss if its fractional share interests are held as capital assets at the time of their sale, (ii) the tax basis of the new Common Stock received by holders of Common Stock will be the same as the tax basis of the Common Stock exchanged therefor, and (iii) the holding period of the new Common Stock in the hands of holders of new Common Stock will include the holding period of their Common Stock exchanged therefor, provided that such Common Stock was held as a capital asset immediately prior to the exchange.

Generally, the stockholders receiving cash for fractional shares will not be subject to backup withholding or informational reporting with respect to the cash distributed.

                          OPINION OF FINANCIAL ADVISOR

The Board of Directors of PML, Inc. retained Grace Advisors, Inc. on January 30, 2003 to deliver a fairness opinion in connection with the Split Transaction. The terms of this engagement are described in more detail below.

Grace Advisors, Inc. presented its opinion to the Board of Directors of PML, Inc. on March 22, 2003 that, at that date, the consideration to be paid by PML, Inc. to the holders of fractional shares of common stock in the Split Transaction was fair from a financial point of view. In addition, in its March 22, 2003 presentation, Grace Advisors, Inc. presented to the Board of Directors of PML, Inc. its analysis and conclusions used in arriving at its opinion. Grace Advisors, Inc. confirmed its March 22, 2002 opinion in its written opinion to the Board, dated April 10, 2003, that, as of that date, the consideration to be paid by PML, Inc. in the proposed Split Transaction is fair, from a financial point of view, to the PML, Inc. holders of Pre-Split Shares. No limitations were imposed by the Board of Directors or management of PML, Inc. with respect to the investigations made or procedures followed by it in rendering is opinion. Grace Advisors, Inc. was not requested to, and did not provide advice on the structure of the proposed Split Transaction, or to provide services other than to deliver its opinion.

The full text of the written opinion of Grace Advisors, Inc., dated April 10, 2003, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B. The PML, Inc. holders of common stock are urged to read the whole opinion before executing their proxy. The written opinion of Grace Advisors, Inc., addressed to the Board of Directors, is directed only to the consideration to be paid in the proposed Split Transaction and does not constitute a recommendation to any PML, Inc. holders of common stock as to how the shareholder should vote at the PML, Inc. special meeting.

         In arriving at its opinion, Grace Advisors, Inc.:

         o    considered applicable valuation theory for similar transactions;

         o reviewed this proxy statement relating to the proposed Split Transaction;

         o reviewed PML, Inc.'s Forms 10-KSB for the years ended May 31, 1997 through 2002, and its Forms 10-QSB for the quarters ended November 30, 2002 and February 28, 2003;

         o reviewed certain financial and operating information provided to Grace Advisors, Inc. by management relating to PML, Inc.'s business, including its budget for the fiscal year ending May 31, 2003;

         o interviewed PML, Inc.'s senior management to discuss PML, Inc.'s operations, historical financial statements and future prospects;

         o visited PML, Inc.'s headquarters and manufacturing/distribution facility in Wilsonville, Oregon;

         o reviewed PML, Inc.'s historical market prices and trading volume of its publicly traded common stock, along with publicly available financial data on PML, Inc.; and

         o reviewed publicly available financial data and stock market performance data of public companies that Grace Advisors, Inc. deemed generally comparable to PML, Inc.

Grace Advisors, Inc. also held discussions with certain members of PML, Inc.'s management with respect to past and current operations of PML, Inc., the financial condition and future prospects of PML, Inc. and certain other matters Grace Advisors, Inc. believed necessary to its inquiry. Grace Advisors, Inc. also visited PML, Inc.'s headquarters and manufacturing/ distribution facility in Wilsonville, Oregon, and reviewed such other information and analyses Grace Advisors, Inc. deemed appropriate for the purposes of its opinion.


Grace Advisors, Inc. relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by PML, Inc. or otherwise reviewed by Grace Advisors, Inc. Grace Advisors, Inc. has not assumed any responsibility or liability for that information. Grace Advisors, Inc. has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to Grace Advisors, Inc. other than the summary letter of an appraisal on the Toronto real property acquired by PML, Inc. in 2000. In relying on financial analyses and forecasts provided to Grace Advisors, Inc., it was assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and the financial condition of PML, Inc. for which such analyses or forecasts relate.

PML, Inc.'s budget for the fiscal year ending May 31, 2003, furnished to Grace Advisors, Inc., was prepared by the management of PML, Inc. PML, Inc. did not publicly disclose this internal management projection, as it was not prepared for public disclosure. The budget was based upon many inherently uncertain variables and assumptions that may be beyond the control of management, including factors related to general economic and competitive conditions, prevailing interest rates and the securities markets. Accordingly, actual results could, and likely will, vary significantly from those set forth in the budget and those variances could be material. The fiscal 2003 budget reflected revenues of $14.10 million, earnings before interest, taxes and depreciation, or EBITDA, of

$1.37 million, earnings before interest and taxes, or EBIT, of $0.97 million, and pretax income of $0.85 million. Management expects actual sales for fiscal year 2003 to be approximately $13.3 million. For comparison purposes, Table I reflects budget versus actual results for the fiscal year 2002 and for the nine months ended February 28, 2003. Table II reflects historical sales, EBITDA, EBIT and pretax income trends.

Table I:  Budget vs. Actual Comparisons
                     (IN MILLIONS)

                  FISCAL YEAR-END MAY 31, 2002   NINE MONTHS ENDED FEB. 28, 2003
                  ----------------------------   -------------------------------
                    BUDGET          ACTUAL        BUDGET               ACTUAL
                   --------        --------      --------            --------

     Revenues       $13.85          13.25          $10.26              $ 9.94
     EBITDA           1.49           1.24            1.02                0.93
     EBIT             0.79           0.86            0.71                0.64
     Pretax Income    0.56           0.70            0.62                0.54

While management has not yet completed the annual budget for fiscal year 2004, their planning targets are revenues of $13.8 million and pretax income of $1.0 million. Table II: Historical Sales & Earnings Trends (IN MILLIONS)

                          F/Y 2003     F/Y 2002   F/Y 2001   F/Y 2000   F/Y 1999
                        ------------   --------   --------   --------   --------
                        (ANNUALIZED)

     Revenues              $  13.30    $  13.24   $ 13.26    $ 14.00    $ 13.82
     EBITDA                    1.25        1.24      0.94       1.19       0.46
     EBIT                      0.85        0.86      0.58       0.84       0.05
     Pretax Income             0.72        0.70      0.36       0.57     (0.26)


Grace Advisors, Inc.'s opinion is based on economic, market and other conditions and the information made available to Grace Advisors, Inc. as of the date of the opinion. Subsequent developments may affect the written opinion dated April 10, 2003, and Grace Advisors, Inc. does not have an obligation to update, revise or reaffirm its opinion.

Normalized earnings for a financial control position were used in the valuation calculations, without consideration of discounts or premium for control or lack of marketability. Grace Advisors, Inc. made certain adjustments to the historical income statement for fiscal 2002 and the annualized income statement for fiscal 2003 to remove expenses and one-time occurrences not related to the normal operations of PML, Inc. These adjustments included removal of estimated expenses associated with being publicly traded, totaling approximately $60,000 annually, non-recurring legal expenses of $31,400 in fiscal year 2002, non-recurring income credits of approximately $30,000 in fiscal 2003 and annual payments of approximately $12,000 to PML, Inc.'s Chairman of the Board. These adjustments afforded a lower normalized cost structure and had the net effect of increasing the selected earnings bases from minority bases to financial control bases for the income and market valuation approaches described below. Table III summarizes the adjusted measures of earnings used with the income approach. Table IV summarizes the adjusted measures of earnings used with the market approach. Table III: Adjusted Earnings - Income Valuation Approach

                                          FISCAL YEAR 2003    FISCAL YEAR 2002
                                            (ANNUALIZED)

     Pretax income (prior to adjustments)  $     719,351       $     701,775
     Total adjustments                            42,000             103,400
                                           --------------      --------------

     Adjusted pretax income                      761,351             805,175
                                           ==============      ==============
     Interest expense                            128,165             155,101
                                           --------------      --------------
     Adjusted EBIT                               889,516             960,276
                                           ==============      ==============
     Depreciation expense                        398,419             379,470
                                           --------------      --------------
     Adjusted EBITDA                       $   1,287,935       $   1,339,746
                                           ==============      ==============


Fiscal year 2003 year-end figures were annualized based on PML, Inc.'s financial statements for the nine-months ended February 28, 2003, in accordance with discussions with management. Table IV: Adjusted Earnings - Market Valuation Approach

                                                            TRAILING TWELVE

                                                            MONTHS EARNINGS

                   Pretax income (prior to adjustments)      $   840,014
                   Total adjustments                              73,400
                                                             ------------
                   Adjusted pretax income                        913,414
                                                             ============
                   Interest expense                              131,296
                                                             ------------
                   Adjusted EBIT                               1,044,710
                                                             ============
                   Depreciation expense                          388,519
                                                             ------------
                   Adjusted EBITDA                           $ 1,433,229
                                                             ============

Grace Advisors, Inc. employed generally accepted valuation methods in reaching its opinion, including consideration of (a) current market prices, (b) historical market prices, (c) net book value, (d) liquidation value, (e) going concern value, (f) previous purchase prices, and (g) firm offers made over the past two years. The following is a summary of the material financial analyses deemed relevant by Grace Advisors, Inc. and used by Grace Advisors, Inc. in giving its opinion.

Table V summarizes the per share values and weighting given to each value under the income and market valuation approaches considered for the common stock issued and outstanding, including all shares associated with options having exercise prices below the offer price of $1.50.

Table V:  Per Share Values Under Income and Market Approaches

           Income Approaches                       Market Approaches
           ---------------  --------------    ---------  ----------  ----------
                                               INVESTED    INVESTED  HISTORICAL
           CAPITALIZATION   CAPITALIZATION     CAPITAL/    CAPITAL/    MARKET
              OF EBIT          OF EBITDA
              -------          ---------        EBIT       EBITDA      Prices

               $1.18             $1.42           $1.10      $1.72       $1.71
                30%               30%             5%          5%         30%

Grace Advisors, Inc. gave equal weighting to the capitalization of EBIT, capitalization of EBITDA and historical market prices methodologies. Primarily due to the significant differences in size, resources, and operating advantages enjoyed by the public companies in PML's industry segment, we gave less weighting to those market methodologies. Grace Advisors, Inc. did not rely solely on the historical market prices methodology due to significant historical price volatility. The weighted average value per share of PML, Inc.'s common stock, prior to the proposed reverse stock split of 150-to-1, was $1.43. A range of value, reflecting a 5% increase and decrease to this weighted average of $1.36 to $1.50 was considered reasonable, representing a range of equity values for PML, Inc.'s common stock equity of $2.9 million to $3.2 million. Following the proposed 150-to-1 reverse stock split, the per share range of value would be $204.00 to $225.00.

Grace Advisors, Inc. excluded potentially convertible shares associated with PML, Inc.'s Class A Convertible Preferred Shares and Class B Common Shares. As the per share fair value of PML, Inc.'s Class A Convertible Preferred Shares exceeded the corresponding fair value of the common stock associated with each Preferred Share, Grace Advisors, Inc. concluded that the Class A Convertible Preferred shareholders would not choose to convert their shares.

As each Class B Common Share was valued at a 5% premium over each share of common stock, Grace Advisors, Inc. also concluded that the Class B Common shareholders would not choose to convert their shares. This premium was attributable primarily to the right associated with Class B Common Shares to elect 75% of PML, Inc.'s Board of Directors, and was based on discussions of multi-class stock premiums as published in FINANCIAL VALUATION: BUSINESSES AND BUSINESS INTERESTS, 2000 Update, U9B-1, U9B-3, and U9B-6.


In arriving at the per share values shown in Table V for PML, Inc.'s common stock, Grace Advisors, Inc. subtracted the fair values of PML, Inc.'s outstanding interest bearing debt as of February 28, 2003, its Class A Convertible Preferred Shares, and its Class B Common Shares from the calculated values of invested capital in the capitalization of EBIT, capitalization of EBITDA, market invested capital-to-EBIT multiple, and market invested capital-to-EBITDA multiple valuation methodologies.

The book value of PML, Inc.'s outstanding interest bearing debt as of February 28, 2003 was considered equal to its fair value.

The fair value of PML, Inc.'s Class A Convertible Preferred Shares was determined by discounting an annuity of quarterly dividends, based on the annual stated dividend rate of prime plus 1.5%, and future payments of accreted dividends as of February 28, 2003, assumed paid monthly over 34 months. A discount rate of 7.40% was used based on yields on publicly traded corporate convertible preferred shares for various class B and C categories, as published by Standard & Poor's. These categories were considered appropriate due to the financial position of PML, Inc. and its inconsistent history of paying quarterly dividends on its Class A Convertible Preferred Shares.

The value of PML, Inc.'s 211,551 shares of Class B Common outstanding was determined by applying a 5% premium over the calculated per share values of the common stock under each of the applicable methodologies.

Table VI shows the component values of invested capital under the applicable valuation methodologies. The resulting values for PML, Inc.'s common stock equity was divided by 2,136,691 shares (1,982,441 shares of common stock issued and outstanding and 154,250 shares associated with options) to arrive at the per share values in Table V.

TABLE VI:  COMPONENT VALUES OF INVESTED CAPITAL

                                      Income Approaches                       Market Approaches
                                      ------------------   ---------------    ----------------- ---------------
                                                                                INVESTED           INVESTED
                                      CAPITALIZATION        CAPITALIZATION       CAPITAL/           CAPITAL/
                                         OF EBIT               OF EBITDA
                                         -------               ---------           EBIT              EBITDA
    Invested Capital                      $6,307,791         $6,884,522        $6,132,448         $7,596,114

    Less:
       Interest Bearing Debt               2,866,504          2,866,504         2,866,504          2,866,504
       Class A Convertible Preferred         667,000            667,000           667,000            667,000
           Shares
       Class B Common Shares                 252,992            316,917           248,584            387,501
                                      ---------------    ---------------    --------------    ---------------

       Common Stock                       $2,521,295         $3,034,101        $2,350,360         $3,675,109
                                      ===============    ===============    ==============    ===============


Current Trading Prices (Market Approach). The most recent trading prices of PML, Inc.'s common stock in March and April of 2003 were $0.65 per share. Due to the historic price volatility and infrequent trading of PML, Inc.'s public stock, Grace Advisors, Inc. concluded that it would not be appropriate to determine value based only on current trading prices, which reflects a limited horizon.

Historical Trading Prices (Market Approach). Grace Advisors, Inc. collected publicly available information on PML, Inc.'s daily stock trading prices from January 1, 2002 through April 10, 2003. Over this period of time, trades were recorded on only 62 days. Grace Advisors, Inc. noted the following closing trade prices:

                      High                          $1.75
                      Low                            0.51
                      Mean                           1.24
                      Median                         1.25

Grace Advisors, Inc. applied a 36.87% premium to the median price to arrive at a value per share, under the historical trading prices method, of $1.71 prior to the Reverse Split ($256.50 after a 150:1 reverse stock split). The control premium compensated for adjustments made to normalized earnings in the capitalization of income and guideline company methodologies in order to arrive at a financial control level of value. The premium utilized reflected an average of the average annual acquisition premiums paid for minority interests over the period 1997 to 2001, as published in MERGERSTAT REVIEW 2002.

Adjusted Net Book Value (Asset Approach). Grace Advisors, Inc. considered, but did not utilize, the adjusted net book value method of the asset approach because of PML, Inc.'s demonstrated earnings capacity and its recent history of profitability. Accordingly, Grace Advisors, Inc. believed that the market and income valuation approaches more accurately reflected PML, Inc.'s intrinsic value.

Liquidation Value (Asset Approach). Grace Advisors, Inc. considered, but did not utilize, the liquidation value method of the asset approach because of PML, Inc.'s demonstrated earnings capacity and its history of profitability as a going concern. Accordingly, Grace Advisors, Inc. believed that the going-concern valuations were more appropriate indicators of value for the merger.

Guideline Company Method (Market Approach). Using publicly available information, Grace Advisors, Inc reviewed selected financial data of 11 publicly traded companies deemed similar to PML, Inc. The selected companies were:

                Apogent Technologies, Inc.            Immucor, Inc.
                Becton Dickinson & Co.                Meridian Bioscience, Inc.
                Biosite, Inc.                         Quidel Corp.
                Biosource International, Inc.         Serologicals Corp.
                Diagnostic Products Corp.             Techne Corp.
                E-Z-EM, Inc.


These companies were selected because, among other reasons, they represented businesses operating in similar industry segments and targeting similar customer bases. It should be noted that the selected guideline companies were either considerably larger, had more diversified customer groups, had less leveraged capital structures and greater access to capital and human and technological resources, or engaged in more significant research and development than PML, Inc. In addition, their historical and projected earnings growth rates were greater than PML, Inc.'s. These differences tend to impact comparability. Grace Advisors, Inc. considered the trailing twelve-month multiples derived from the subject guideline public companies as of March 31, 2003, obtained from Standard & Poor's Research Insight CD-ROM database (S&P). Grace Advisors, Inc. selected an average of the lowest three multiples in each category, invested capital-to-EBIT and invested capital-to-EBITDA, and adjusted those multiples by 40% in order to account for significant differences in operating and financial trends, as previously discussed.

TABLE VII:  GUIDELINE COMPANY MULTIPLES
                                                                                   ----------     PML's per
                                High       Low       Mean      Median    Selected   Adjusted
                               -----      -----     -----       -----      -----      -----         S&P

    Invested Capital/EBIT       45.25      8.69      21.08      16.71       9.79       8.36         5.79

    Invested Capital/EBITDA     22.89      6.80      13.23      12.25       8.83       5.82         4.04
                                                                                   ----------

The adjusted multiples were applied to PML, Inc.'s normalized trailing twelve-month earnings measures, shown in Table IV, as of the most recent quarter ended, February 28, 2003. Normalized earnings were used in order to reflect the economic benefits that could be realized by a financial control ownership position. As previously discussed, the fair values of PML, Inc.'s interest bearing debt, Class A Convertible Preferred Shares, and Class B Common Shares were subtracted from the value of PML, Inc.'s invested capital.

The resulting per share value indications for PML, Inc.'s common stock, based on the guideline company method of the market approach were:

                                         Before Reverse    After Reverse
                                           Stock Split      Stock Split

               Invested Capital/EBIT          $1.10           $165.00

               Invested Capital/EBITDA        $1.72           $258.00

Capitalization of Earnings Method (Income Approach). The capitalization of earnings methodology of the income approach, like the market approach methodologies, reflects the going-concern value of an enterprise. Grace Advisors, Inc. utilized a single period model, based on an estimate of normalized, recurring earnings that could be realized by a financial control ownership position. In this model, a representative measure of annual earnings is capitalized based on a required rate of return for the subject equity interest. Growth in earnings is incorporated as a component of the required rate of return. Grace Advisors, Inc. weighted normalized earnings from fiscal year 2002 and annualized normalized earnings for fiscal year 2003, as shown in Table III, equally in arriving at single period measures of EBIT, $924,896, and EBITDA, $1,313,840.

Grace Advisors, Inc. capitalized normalized EBIT using a multiple of 6.82. Normalized EBITDA was capitalized using a multiple of 5.24. Multiples represent the inverse of required rates of return. An EBIT multiple of 6.82 is associated with a 14.66% required return. An EBITDA multiple of 5.24 is associated with a 19.10% required return. These returns were developed using the build-up method for establishing capitalization rates, a derivation of the capital asset pricing model.

The required return was developed beginning with the following elements: a risk free rate of 4.83% obtained from the April 1, 2002 issue of THE WALL STREET JOURNAL, a historical long-term equity market return for the S&P 500 of 7.40% and a historical 10th-decile-size premium for the S&P 500 of 5.33%, both calculated by Ibbotson Associates as published in the March, 2003 issue of Shannon Pratt's BUSINESS VALUATION UPDATE, a company-specific premium of 2.00% to reflect PML, Inc.'s unique industry environment, and a company-specific premium of 1.50% to reflect PML, Inc.'s dependency on a strategic relationship with one of its distributors. The resulting cash flow discount rate of 21.06% was increased by 2.00% in the EBIT model and 6.00% in the EBITDA model to reflect uncertainties concerning the realization of cash flows from accrual-based earnings. A higher rate was used in the EBITDA model to account for greater uncertainties regarding capital expenditure requirements. The resulting accrual based discount rates of 23.06% for EBIT and 27.06% for EBITDA were incorporated into a weighted average cost of capital (WACC) model to arrive at returns appropriate for invested capital measures of earnings.

The WACC model developed a required return reflective of PML, Inc.'s capital structure, including interest bearing debt, convertible preferred equity, and common equity. Grace Advisors, Inc. used PML, Inc.'s estimated weighted average debt rate, tax affected using PML, Inc.'s current effective tax rate of 38%, of 3.20%, an estimate of a required market yield for PML, Inc.'s Class A Convertible Preferred Shares of 7.15%, and the above common equity rates of return of 23.06% for EBIT and 27.06% for EBITDA. The resulting weighted average WACC discount rates of 12.36% for EBIT and 15.20% for EBITDA were converted to WACC capitalization rates by subtracting an estimate for a long-term sustainable growth rate for annual earnings for PML, Inc. of 3.00%. The resulting WACC capitalization rates of 9.36% for EBIT and 12.20% for EBITDA, reflective of earnings one-year out, were converted to their present values for use with the normalized single period measures of EBIT and EBITDA by dividing them by one plus the long-term sustainable growth rate of 3.00%, resulting in required WACC returns of 9.09% for EBIT and 11.84% for EBITDA. These after-tax WACC capitalization rates were converted to pretax rates, 14.66% for use with EBIT and 19.10% for use with EBITDA, using PML, Inc.'s current effective tax rate of 38%. The earnings multiples associated with these EBIT and EBITDA pretax WACC required returns were 6.82 and 5.24, respectively.

The resulting per share value indications for PML, Inc.'s common stock, based on the capitalization of earnings method of the income approach were:

                                               Before Reverse    After Reverse
                                                 Stock Split      Stock Split

                 Capitalization of EBIT             $1.18           $177.00

                 Capitalization of EBITDA           $1.42           $213.00

Previous Purchase Prices or Firm Offers to Acquire PML, Inc. Per discussion with management, there have been no material purchases of PML, Inc.'s common stock or firm offers to acquire PML, Inc. during the last two years.

In connection with its opinion dated April 10, 2003, Grace Advisors, Inc. performed procedures to update its analyses, as presented to PML, Inc.'s Board of Directors on March 22, 2003, and reviewed the assumptions upon which its analyses were based and the factors considered. In updating its opinion, Grace Advisors, Inc.:

         o reviewed PML, Inc.'s Form 10-QSB for the quarter ended February 28, 2003;

         o made inquiries of PML, Inc.'s President and Controller regarding any changes or unusual items occurring since the site visit conducted by Grace Advisors, Inc. on March 20 and 21, 2003; and

         o reviewed publicly available financial data and stock market performance data for PML, Inc. and the public companies that Grace Advisors, Inc. deemed generally comparable to PML, Inc. and relevant economic variables used in its valuation calculations.

The summary set forth above does not completely describe the analyses or data considered by Grace Advisors, Inc. The preparation of a fairness opinion is a complex process not readily susceptible to partial analysis or summary description. Grace Advisors, Inc. believes that the summary set forth above and its analyses must be considered as a whole and that selecting parts of the summary, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Grace Advisors, Inc. based its analyses on assumptions it deemed reasonable, including assumptions about general business and economic conditions and industry-specific factors.

Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties, future results may differ materially from those forecast.

Grace Advisors, Inc. was selected by the Board of Directors of PML, Inc. to deliver a fairness opinion on the $1.50 pre-split price per share for the Split Transaction. The Board considered proposals from ______ prospective advisors and, based on its experience and qualifications, the board chose Grace Advisors, Inc. Grace Advisors, Inc. is the St. Louis office of Centerprise Advisors, Inc., a national accounting and consulting firm with approximately 30 valuation specialists nationwide. Several of these professionals serve on business valuation committees and task forces of the American Institute of Certified Public Accountants and speak on a variety of valuation issues to national and local conferences. Grace Advisors, Inc. and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, fairness opinions, minority shareholder representations and other purposes.

         For conducting its preliminary valuation, PML, Inc. paid Grace Advisors, Inc. professional fees in the amount of $20,000. For delivery of its updated opinion, Grace Advisors, Inc.'s additional professional fees will be approximately $5,000. In addition, PML, Inc. has agreed to reimburse Grace Advisors, Inc. for direct expenses related to its services. The engagement fees were outlined in Grace Advisors, Inc.'s engagement letter approved by the Board of Directors on January 30, 2003. This was PML, Inc.'s first engagement of Grace Advisors, Inc.

                   INFORMATION RELATING TO THE SPECIAL MEETING

The Special Meeting will be held on ____________, 2003 at _____ a.m., local time, at the Company's offices, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070. At the Special Meeting, stockholders will be asked to consider and vote upon the Split Transaction. Only stockholders of record as of the close of business on May 13, 2003, the record date, are entitled to receive notice of and to vote at the Special Meeting.

                    CERTAIN EFFECTS OF THE SPLIT TRANSACTION

The Split Transaction constitutes a "going private" transaction under the U.S. securities laws. Following the Split Transaction our stock will no longer be publicly traded or quoted on the OTC, we will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the 1934 Act.

                                  VOTE REQUIRED

         Approval of the amendment and the related transactions requires the affirmative vote of the holders of a majority of the outstanding shares of each class of Company stock. You are entitled to one vote per share of Common Stock held as of the record date. As of the record date, we had 1,982,441 shares of common stock, 211,551 shares of Class B common stock, and 4,950 shares of Preferred Stock, issued and outstanding. Each of our directors and executive officers has indicated his intention to vote for the approval of the amendment and the related transactions. The Company's directors and executive officers own approx 27% of the common stock, 67.5% of the Class B common stock and 42.4% of the Preferred Stock.

            EXCHANGE OF STOCK CERTIFICATES AND SETTLEMENT OF OPTIONS

It is currently anticipated that Computer Share, Inc. will serve as exchange agent to receive stock certificates of PML and to send cash payments to our stockholders entitled to receive them. Promptly following the effective date of the Split Transaction, the exchange agent will send a letter of transmittal to each affected stockholder, which will describe the procedures for surrendering stock certificate(s) in exchange for the cash consideration. Upon receipt of the certificate(s) and properly completed letters of transmittal, the exchange agent will make the appropriate cash payment within approximately 20 business days. No interest will accrue on the cash consideration after the effective time.

           PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.
 ------------------------------------------------------------------------------

                                 EFFECTIVE TIME

The effective time of the Split Transaction will occur when the Secretary of State of the State of Delaware accepts for filing the amendment to the Certificate of Incorporation of the Company, as amended.

                              REGULATORY APPROVALS

The Company is not aware of any material governmental or regulatory approval required for completion of the transaction, other than compliance with the relevant federal and state securities laws and the corporate laws of Delaware.

                                  ESCHEAT LAWS

The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to the Company, or who do not return their stock certificates and request payment therefor, generally will have a period of years from the Effective Date in which to claim the cash payment payable to them. For example, with respect to stockholders whose last known addresses are in Oregon, as shown by the records of the Company, the period is three years. Following the expiration of that three-year period, the Uniform Disposition of Unclaimed Property Act of Oregon would likely cause the cash payments to escheat to the State of Oregon. For stockholders who reside in other states or whose last known addresses, as shown by the records of the Company, are in states other than Oregon, such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or
(ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than three years. If the Company does not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to its state of incorporation, the state of Delaware, in accordance with its escheat laws.

                                APPRAISAL RIGHTS

No appraisal rights are available under the Delaware General Corporation Law to stockholders who dissent from the Split Transaction. There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions. For example, stockholders could, if they deemed such to be applicable, take appropriate legal action against the Company and its Board of Directors, and claim that the transaction was unfair to the unaffiliated stockholders, and/or that there was no justifiable or reasonable business purpose for the Split Transaction.

                                   THE PARTIES

The Company's board of directors and executive officers consist of the following individuals:

A. RON TORLAND - Age 56. Mr. Torland has been employed by the Company or its predecessors since 1970. He became Chairman of the Board in 1988, and from 1988 to 1996 time had been Chief Executive Officer and from 1982 to 1988 has been President. Mr. Torland also was Treasurer of the Company from 1972 to 1996 and has been a member of the Board of Directors since the Company was incorporated in 1972. In July 1999, Mr. Torland became Secretary of the Company. Mr. Torland holds a Bachelor of Science degree in Business Administration, and served in the United States Army from 1968 to 1970.

KENNETH L. MINTON - Age 53. Mr. Minton was hired as the Company's President and Chief Executive Officer in April 1996 and was elected to the Board of Directors in November 1997. He has extensive experience in operations, finance, sales and marketing in several industries. Before joining PML, he was President and Chief Operating Officer of Hind, Inc., a manufacturer and distributor of high-end sports apparel from 1993 to 1996. Prior to that time, Mr. Minton had been a Vice President of Microwave Applications Group, an electronics manufacturer, from 1985 to 1993. Mr. Minton holds a Bachelors of Science degree in Business Administration.

DOUGLAS C. JOHNSON - Age 47. Mr. Johnson has been a Director of the Company since March 1996. He holds a Bachelor of Arts degree in Music from Fort Wright College in Spokane, Washington, and a Masters degree from the University of Southern California. He joined the Company in 1995 as Project Manager, a position in the he currently holds.

CRAIG S. MONTGOMERY, PH.D. - Age 49. Dr. Montgomery has been a Director of the Company since March 1996. He is a licensed clinical psychologist and, from 1983 to 1991, was Program Director of New Day Center in Portland, Oregon. New Day Center is a residential and outpatient facility for chemical dependency treatment. From 1991 to 1993, Dr. Montgomery was Clinical Supervisor of New Day Center and at the Dual Diagnosis Program at Portland Adventist Hospital and Caremark Behavioral Health Services. Dr. Montgomery now is in private practice. He holds a Masters degree from Pepperdine University and a Ph.D. from the California School of Professional Psychology in San Diego, California.

No director or executive officer of PML has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws. Each director and executive officer is a citizen of the United States.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the ownership of issued and outstanding shares of the Company by each director, executive officer, and person known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities as of February 28, 2003:

Amount and
Title Of                  Name and Address               Nature of (1)   Percent
 Class                   of Beneficial Owner        Beneficial Interest of Class
 -----                   -------------------        ------------------- --------

                      Douglas C. & Joanne E. Johnson       266,832(3)     14.9%

Common Stock          21860 SW 103rd Court
                      Tualatin, OR 97062

                      A. Ron Torland                       183,381(2)    10.3%
Common Stock          10595 SW Kiowa Street
                      Tualatin, OR 97062

                      Craig S. Montgomery                  167,243(4)     9.4%
Common Stock          12600 SE Rachella Court
                      Boring, OR 97009

                      Mary Lou Ham                         167,243(5)     9.4%
Common Stock          3363-B Blaine Road
                      Moscow, ID 83843

                      Julian G. Torland                    129,705        6.5%
Common Stock          11100 SW North Dakota Street
                      Tigard, OR 97223

                      Marsha & Stan Drake                  121,243        6.8%
Common Stock          28890 S. Beavercreek Road
                      Mulino, OR 97042

Class B               A. Ron Torland                       142,902        67.5%
Common Stock          10595 SW Kiowa Street
                      Tualatin, OR 97062

Class B               Julian G. Torland                     68,649        32.5%
Common Stock          11100 SW North Dakota Street
                      Tigard, OR 97223

Class A               Douglas C. & Joanne E. Johnson         1,800        36.3%
Convertible Preferred 8728 SW Pamlico Court
                      Tualatin, OR 97062

Class A               Arthur N. & Bessie M. Torland          1,250        25.2%
Convertible Preferred 8520 SW Avery Street
                      Tualatin, OR 97062

Class A               Julian G. Torland                        700        14.1%
Convertible Preferred 11100 SW North Dakota Street
                      Tigard, OR 97223

Class A               A. Ron Torland                           300        6.1%
Convertible Preferred 10595 SW Kiowa Street
                      Tualatin, OR 97062

Class A               Craig S. Montgomery                      300        6.1%

Convertible Preferred 12600 SE Rachella Court
                      Boring, OR 97009

Class A               Marcia & Stan Drake                      300        6.1%
Convertible Preferred 28890 S. Beavercreek Rd
                      Mulino, OR 97042

Class A               Mary Lou Ham                             300        6.1%
Convertible Preferred 1051 Windsong Lane
                      Moscow, ID 83843
--------------------------------------------------------------------------------
1. Except as otherwise indicated, the amounts set forth below include all shares owned directly by the named individuals, by the individuals indirectly through a trust or corporation, or by the individuals' spouses and minor children over which the individual exercises sole or shared voting and investment power.

2. Includes 1,000 shares owned by Janice Torland, Ron Torland's wife. Also includes 23,500 shares owned by Kris Torland, Ron Torland's daughter. Kris Torland lives at home but is an adult, and Ron Torland disclaims any beneficial interests in those shares.

3. Includes 96,743 shares owned by Joanne Johnson, Doug Johnson's wife, and 70,500 shares owned by the Johnson children.

4.       Includes 70,500 shares owned by the Montgomery children.

5. Includes 70,500 shares owned by the three Ham children. However, two of the Ham children are adults who own 47,000 of these shares, and Mary Lou Ham disclaims any beneficial interest in these shares.
--------------------------------------------------------------------------------

         The directors and officers of the Company, as a group, own 536,189 shares of common stock, representing 27% of that class, 142,902 shares of Class B common stock, representing 67.5% of that class, and 2,100 shares of Class A Convertible Preferred Stock, representing 42.4% of that class. There are no arrangements known to management that would result in a change of control of the Company.

                      MARKET FOR THE COMPANY'S COMMON STOCK

COMMON STOCK MARKET PRICE INFORMATION

         The Company's Common Stock is traded on the OTC under the symbol "PMLI." The Company's Class B Common Stock and Preferred Stock are not publicly traded. The following table shows, for the quarters indicated, the range of bid prices for the Company's Common Stock as reported in the "Pink Sheets."

                                                             Common Stock
                                                             ------------
                                                          High          Low
                                                          ----          ---
Fiscal 2003

First Quarter..................................          $1.70         $0.55
Second Quarter..................................         $1.50         $1.05
Third Quarter (through February 28, 2003)                $1.75         $0.52

Fiscal 2002

First Quarter ..................................         $1.25         $1.01
Second Quarter ..................................        $1.01         $0.55
Third Quarter ..................................         $0.75         $0.40
Fourth Quarter ..................................        $1.40         $0.51

Fiscal 2001

First Quarter ..................................         $1.375        $0.75
Second Quarter ..................................        $2.125        $1.25
Third Quarter ..................................         $1.25         $1.25
Fourth Quarter ..................................        $1.39         $1.07

         On April 24, 2003, the last full trading day prior to the day on which the preliminary proxy statement was filed with the SEC, the last bid price for the Company's Common Stock on the OTC was $0.65.

         On May 12, 2003, the last trading day prior to the Record Date, the closing price for the Company's Common Stock on the OTC was $[_____].

         The market price for the Company's Common Stock is subject to fluctuation and stockholders are urged to obtain current market quotations.

DIVIDEND INFORMATION

         The Company has never paid any dividends on its Common Stock or its Class B Common Stock and does not intend to pay such dividends in the foreseeable future. The Company currently intends to retain any future earnings for its development and growth.

                              STOCKHOLDER PROPOSALS

If the Split Transaction is not approved, PML plans to hold its 2003 annual meeting of stockholders in October 2003. Any stockholder who wishes to present a proposal for inclusion in the proxy materials for PML's 2003 annual meeting of stockholders must submit the proposal to PML by not later than June 1, 2003. Stockholder proposals which do not appear in the proxy statement may be considered at the 2003 annual meeting of stockholders only if written notice of the proposal is received by PML by not later than June 1, 2003, assuming the Company remains subject to the reporting requirements of the 1934 Act. Any stockholder proposals are subject to the requirements of the proxy rules adopted under the 1934 Act.

                              AVAILABLE INFORMATION

We have filed a Rule 13e-3 Split Transaction Statement on Schedule 13E-3 under the 1934 Act with respect to the Split Transaction. The Schedule 13E-3 contains additional information about the Company. Copies of the Schedule 13E-3 are available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to A. Ronald Torland at PML, Inc., 27120 SW 95th Avenue, Wilsonville, Oregon 97070,
Telephone: (503) 570-2500, extension 404.

We are currently subject to the information requirements of the 1934 Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to our business, financial and other matters. Stockholders of the Company as of the Record Date for the Special Meeting are being forwarded a copy of the Company's Annual Report on Form 10-KSB (exclusive of exhibits) as filed with the SEC, and the consolidated statements of financial condition of the Company as of May 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended May 31, 2002, prepared in accordance with generally accepted accounting principles. Copies of the Company's Form 10-QSBs for the quarterly periods ended August 31, 2002, November 30, 2003 and February 28, 2003 are available, upon written request, at no charge to all stockholders. For a copy, write to A. Ronald Torland at PML, Inc., 27120 SW 95th Avenue, Wilsonville, Oregon 97070, Telephone: (503) 570-2500, extension 404.

Copies of such reports, proxy statements and other information, as well as the
Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC:
500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." The Company's Common Stock is quoted on the Over-The-Counter Electronic Bulletin Board under the symbol "PMLI," and certain reports, proxy statements and other information can also be inspected and copied at the offices of the National Association of Securities Dealers, 33 Whitehall Street, New York, NY 10004-2193.

                                     ANNEX A
                                     -------

          CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION, AS
                             AMENDED, OF PML, INC.

                  PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED,
                          TO EFFECT REVERSE STOCK SPLIT

                            CERTIFICATE OF AMENDMENT
                                       TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED
                                       OF
                                    PML, INC.

            PML, Inc., (the "Corporation"), a corporation existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

            FIRST: This Certificate of Amendment amends the provisions of the Corporation's Certificate of Incorporation, as amended, (the "Certificate of Incorporation").

            SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 6:00 p.m., eastern time, on [ ].

            THIRD: Paragraph 3 of the Certificate of Incorporation is hereby amended by deleting Paragraph 3 in its entirety and replacing it with the following:

            "3. CLASSES OF STOCK. Without regard to any other provision of this Certificate of Incorporation, each one (1) share of Common Shares (as defined below), either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-one hundred and fiftieth (1/150th) of a fully-paid and nonassessable share of Common Shares, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Common Shares shall be issued to any holder of fewer than one hundred and fifty (150) Common Shares immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional Common Shares, the Corporation shall pay in cash, as of the time this amendment becomes effective, one dollar and fifty cents ($1.50) for each Common Share held by any holder of fewer than one hundred and fifty (150) Common Shares immediately before the time when this amendment becomes effective. Each one (1) share of Class B Common Shares (as defined below), either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-one hundred and fiftieth (1/150th) of a fully-paid and nonassessable share of Class B Common Shares, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Class B Common Shares shall be issued to any holder of fewer than one hundred and fifty (150) Class B Common Shares immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional Class B Common Shares, the Corporation shall pay in cash the fair value of such fractions of a Class B Common Share as of the time when this amendment becomes effective.

           The total number of shares which the Corporation is authorized to issue is 2,775,100 shares of which 2,500,000 shall be designated "Common Shares;" 250,000 shall be designated "Class B Common Shares;" 100 shall be designated "Class D Common Shares;" 25,000 shall be designated "Preferred Shares." The number of Class D Common Shares authorized shall not exceed two percent (2%) of the number of Common Shares authorized. All shares of stock of the Corporation shall have a par value of $0.01 per share. No holders of shares of any class of stock of the Corporation now or hereafter authorized shall be entitled to cumulative voting or shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation; except that, holders of Class B Common Shares shall have preemptive rights with respect to the issuance of Class B Common Shares only. In addition, the Corporation shall not sell or offer to sell any Class B Common Shares without approval of the holders of a majority of the issued and outstanding Class B Common Shares.

            FOURTH: That all other provisions of the Certificate of Incorporation of the Corporation, as amended, shall remain in full force and effect.

            IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this [ ] day of [ ], 2003.


                                       By: --------------------------------

                                     Name:

                                    Title:

                  PROPOSED FORM OF CERTIFICATE OF AMENDMENT TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED,
                          TO EFFECT FORWARD STOCK SPLIT

                            CERTIFICATE OF AMENDMENT
                                       TO
                    CERTIFICATE OF INCORPORATION, AS AMENDED
                                       OF
                                    PML, INC.

            PML, Inc., (the "Corporation"), a corporation existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

            FIRST: This Certificate of Amendment amends the provisions of the Corporation's Certificate of Incorporation, as amended, (the "Certificate of Incorporation").

            SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at 6:01 p.m., eastern time, on [ ].

            THIRD: Paragraph 3 of the Certificate of Incorporation is hereby amended by deleting Paragraph 3 in its entirety and replacing it with the following:

            "3. CLASSES OF STOCK. Without regard to any other provision of this Certificate of Incorporation, each one (1) share of Common Shares, either issued and outstanding or held by the Corporation as treasury stock (and including each fractional Common Share in excess of one
           (1) Common Share held by any stockholder, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one hundred and fifty (150) fully-paid and nonassessable Class A Common Shares (as defined below), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Class A Common Shares shall be issued. Each one (1) share of Class B Common Shares (as defined below), either issued and outstanding or held by the Corporation as treasury stock (and including each fractional share in excess of one (1) Class B Common Share held by any stockholder, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one hundred and fifty (150) fully-paid and nonassessable Class B Common Shares, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional Class B Common Shares shall be issued.

           The total number of shares which the Corporation is authorized to issue is 2,775,100 shares of which 2,500,000 shall be designated "Class A Common Shares;" 250,000 shall be designated "Class B Common Shares;" 100 shall be designated "Class D Common Shares;" 25,000 shall be designated "Preferred Shares." The number of Class D Common Shares authorized shall not exceed two percent (2%) of the number of Common Shares authorized. All shares of stock of the Corporation shall have a par value of $0.01 per share. No holders of shares of any class of stock of the Corporation now or hereafter authorized shall be entitled to cumulative voting or shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation; except that, holders of Class B Common Shares shall have preemptive rights with respect to the issuance of Class B Common Shares only. In addition, the Corporation shall not sell or offer to sell any Class B Common Shares without approval of the holders of a majority of the issued and outstanding Class B Common Shares.

            FOURTH: That all other provisions of the Certificate of Incorporation of the Corporation, as amended, shall remain in full force and effect.

            IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this [ ] day of [ ], 2003.


                                          By: --------------------------------
                                          Name:
                                          Title:

                                     ANNEX B

                                FAIRNESS OPINION.


                                [TO BE INSERTED]

                                    PML, INC.
                              27120 SW 95TH AVENUE
                            WILSONVILLE, OREGON 97070

        For the Special Meeting of stockholders to be held June ___, 2003

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder(s) of PML, INC. does hereby nominate, constitute and appoint Kenneth L. Minton, President and Chief Executive Officer as his or her true and lawful proxy and attorney-in-fact, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of each class of PML's stock, $0.01 par value per share, standing in the name of the undersigned on its books at the close of business on May 13, 2003, at the Special Meeting of stockholders to be held at the offices of the Company, located at 27120 SW 95th Avenue, Wilsonville, Oregon 97070, on _____________, 2003 at ______ a.m., local time, and at any adjournments or postponements of the Special Meeting, with all of the powers the undersigned would possess if personally present, to consider and vote upon the following proposals:

1. To approve the Amendment to the Certificate of Incorporation of PML, Inc., to effect a Split Transaction of PML, Inc's common stock and Class B common stock.

                  |_| FOR                |_| AGAINST                |_| ABSTAIN

2. To transact any other business that properly comes before the Special Meeting or any adjournment or postponement of the Special Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE SPLIT
                     TRANSACTION AND RELATED TRANSACTIONS.

The undersigned hereby revokes any other proxies to vote at the meeting and hereby ratifies and confirms all that the proxies and attorneys-in-fact, or each of them, appointed hereunder may lawfully do by virtue hereof. Said proxy and attorney-in-fact, without limiting his general authority, is specifically authorized to vote in accordance with his best judgment with respect to all matters incident to the conduct of the Special Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED ABOVE.

            PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY.
                       RETURN USING THE ENVELOPE PROVIDED.

Check appropriate box          Address Change?  |_|
Indicate changes below:        Name Change?     |_|

                                                --------------------------------


                                                --------------------------------
                                                Signature(s) In Box
----------------------------------------------
Name of Stockholder  (Please print clearly)

----------------------------------------------
Number of Common Shares

----------------------------------------------
Number of Class B Common Shares

----------------------------------------------
Number of Class A Convertible Preferred Shares

Please sign this proxy card exactly as your shares are registered. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If more than one person holds the power to vote the same shares, any one of them may sign this proxy card. If the stockholder is a corporation, this proxy card must be signed by a duly authorized officer or attorney of the stockholder.

By signing this proxy card, you acknowledge receipt of the notice of Special Meeting and the proxy statement, dated May __, 2003, relating to the Special Meeting.